SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                 SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                                  ALTEON, INC.
                          ----------------------------

                                (Name of Issuer)



                          Common Stock, $.01 par value
                        ----------------------------
                         (Title of Class of Securities)



                                  02144G 10 7
                        ----------------------------
                                 (CUSIP Number)


                             Donna J. Roberts, Esq.
                                   Secretary
                            The Dow Chemical Company
                                2030 Dow Center
                            Midland, Michigan 48674
                                 (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)






   Check the following box if a fee is being paid with this statement [   ].

CUSIP No.  02144G 10 7
- --------------------------------------------------------------------------

1)   Name of Reporting Person and its             The Dow Chemical Company
     I.R.S. Identification Number                 38-1285128
- --------------------------------------------------------------------------

2)   Check the Appropriate Box if                                (a)[     ]
     a Member of a Group                                         (b)[  X  ]
- --------------------------------------------------------------------------

3)   SEC Use Only
- --------------------------------------------------------------------------

4)   Citizenship or Place of                                      Delaware
     Organization
- --------------------------------------------------------------------------

Number of      5)   Sole Voting Power                                    0
Shares         -----------------------------------------------------------
Beneficially   6)   Shared Voting Power                                  0
Owned by       -----------------------------------------------------------
Each           7)   Sole Dispositive Power                               0
Reporting      -----------------------------------------------------------
Person With    8)   Shared Dispositive Power                             0
- --------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                                       0
     Owned by Each Reporting Person
- --------------------------------------------------------------------------

10)  Check Box If the Aggregate Amount                              [    ]
     in Row (9) Excludes Certain Shares
- --------------------------------------------------------------------------

11)  Percent of Class Represented                                     0.0%
     by Amount in Row (9)
- --------------------------------------------------------------------------

12)  Type of Reporting Person                                           CO
- --------------------------------------------------------------------------

     This Amendment No. 1 amends the Statement on Schedule 13G of The Dow Chemical Company ("Dow") dated February 11, 1992, as amended through the date hereof, with respect to the Common Stock of Alteon Inc. (the "Issuer"). This Amendment is filed solely to reflect the fact that as of June 28, 1995, Dow is no longer the beneficial owner of any securities of the Issuer. Pursuant to Regulation S-T Item 101(a)(2)(ii), this amendment restates the entire text of Dow's Schedule 13G, as amended. Accordingly, this Statement on Schedule 13G is hereby amended and restated to read as follows:

ITEM 1.
- -------

     (a)  Name of Issuer:  Alteon Inc.

     (b) Address of Issuer's Principal Executive Offices: 165 Ludlow Avenue, Northvale, New Jersey 07647

ITEM 2.
- -------

     (a) Name of Person Filing: This Schedule is filed on behalf of The Dow Chemical Company ("Dow") with respect to its potential deemed indirect beneficial ownership of Common Stock of the Issuer through Dow's beneficial ownership of a majority of the outstanding common stock of Marion Merrell Dow Inc. ("MMD"). MMD is the direct beneficial owner of the securities previously reported in Schedule 13G filings as beneficially owned by Dow, as to which Dow disclaims beneficial ownership.

     (b) Address of principal business office: 2030 Dow Center, Midland, Michigan 48674.

     (c)  Citizenship:  Delaware.

     (d)  Title of Class of Securities:  Common Stock, par value $.01

     (e)  CUSIP Number:  02144G 10 7

ITEM 3.
- -------

     Not applicable.

ITEM 4.   OWNERSHIP.
- -------   ----------

     On June 28, 1995, Dow disposed of its ownership interest in MMD and thus no longer has a beneficial interest in any of the Issuer's Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
- -------   ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
- -------   ----------------------------------------------------------------

          Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
- -------   ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY.
          -------------------------------------------------------------

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
- -------   ----------------------------------------------------------

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
- -------   -------------------------------

          Not applicable.

ITEM 10.  CERTIFICATION.
- --------  --------------

          Not applicable.

                                   SIGNATURE
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE DOW CHEMICAL COMPANY



Date: July 10, 1995                By: /s/ Enrique C. Falla
     ---------------------------      ------------------------------------
                                      Enrique C. Falla
                                      Executive Vice President and
                                      Chief Financial Officer